

Mailstop 4628

September 25, 2015

<u>Via E-mail</u>
Mr. Kevin Nanke
Chief Financial Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado 80202

> **Re: Lilis Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2015**
> **Filed August 19, 2015**
> **File No. 1-35330**

Dear Mr. Nanke:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 8

Reserves, page 10

1.   You disclose on page 11 that as of December 31, 2014, you had 1,606 MBoe of proved reserves, 95% of which were undeveloped. You further disclose that you had no proved undeveloped reserves (PUD) scheduled for development five years or more beyond the date the reserves were initially recorded.

       However, we note that you did not convert any PUD volumes during 2014, and that you made minimal capital expenditures on your oil and gas properties during the year due to capital constraints.   We further note that your entire capital budget for 2015 is contingent on obtaining additional capital.

In view of these factors, explain to us your basis for concluding that development of your PUD reserves is reasonably certain. As part of your response, submit a summary of the development schedules and capital budgets, by year and PUD location, underlying your estimated proved undeveloped reserves as of December 31, 2014. Additionally, explain how actual drilling activity, in terms of both capital expenditures and locations drilled, during 2015 has compared to the plans for 2015 in your 2014 reserve estimate. See Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X as well as Compliance and Disclosure Interpretation 131.04.

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Financial Conditions and Liquidity, page 22

2. Expand the final paragraph to indicate the required total debt to EBITDAX ratio and quantify your compliance with that ratio as of June 30, 2015. Also, indicate the terms of the waiver that you received from Heartland regarding the covenant violations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Nanke
Lilis Energy, Inc.
September 25, 2015

     You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

     Sincerely,

     /s/H. Roger Schwall

     H. Roger Schwall
     Assistant Director
     Office of Natural Resources